SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

Coca-Cola Hellenic Bottling Company S.A.

9 Fragoklissias Street

151 25 Maroussi, Athens

Greece

011-30-210-618-3137

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ☒      Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐      No     ☒

Press Release of June 18, 2013—Completion of Statutory Buy-Out

FOR IMMEDIATE RELEASE

Coca-Cola Hellenic Bottling Company S.A

Completion of Statutory Buy-Out

Athens, Greece — 18 June 2013 — Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”) today announces according to art. 27 par. 6 of law 3461/2006 (the “Law”) that further to a respective notification received by HELEX, on 17 June 2013, Coca-Cola HBC AG (“Coca-Cola HBC”) acquired pursuant to the buy-out process pursuant to art. 27 of the Law, the 11,544,493 Coca-Cola Hellenic shares that it did not acquire in its voluntary tender offer for all Coca-Cola Hellenic shares.  Thus, Coca-Cola Hellenic has become a wholly owned subsidiary of Coca-Cola HBC

Important Notice

Coca-Cola HBC has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes an offer to exchange/prospectus. Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”) has filed a related solicitation/recommendation statement on Schedule 14D-9 with the SEC. INVESTORS ARE URGED TO READ ANY DOCUMENTS FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Coca-Cola HBC and Coca-Cola Hellenic, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Enquiries

Coca-Cola Hellenic Group Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email: oya.gur@cchellenic.com

Eri Tziveli Investor Relations Manager	Tel: +30 210 618 3133 email: eri.tziveli@cchellenic.com

Dimitris Bakas Investor Relations Manager	Tel: +30 210 618 3124 email: dimitris.bakas@cchellenic.com

About Coca-Cola Hellenic Group

Coca-Cola HBC is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has a broad geographic footprint with operations in 28 countries serving a population of approximately 581 million people. Coca-Cola HBC offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola HBC is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting its business in ways that protect and preserve the environment and contribute to the socio-economic development of the local communities.

Coca-Cola HBC has a premium listing on the London Stock Exchange (LSE: CCH) and its shares are listed on the Athens Exchange (ATHEX: EEE). Coca-Cola HBC’s American depositary shares (ADSs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola HBC is included in the Dow Jones Sustainability and FTSE4Good Indexes.

For more information, please visit http://www.coca-colahellenic.com/.

Coca-Cola Hellenic Bottling Company SA, a subsidiary of Coca-Cola HBC, has shares listed on the Athens Exchange (ATHEX: EEEK) and American depositary shares, each representing one Coca-Cola Hellenic ordinary share, listed on the New York Stock Exchange (NYSE:OCCH).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2013	Coca-Cola Hellenic Bottling Company SA

	By:	/s/ SPYROS MELLO
	Name:	Spyros Mello
	Title:	Chief Compliance Officer and Deputy General Counsel